May 29, 2014

BY EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orthofix International N.V.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 24, 2014
File No. 0-19961

Dear Mr. James:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the staff’s letter of comment, dated April 30, 2014 (the “Comment Letter”), relating to disclosures in (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and (ii) Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K/A”). For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

(g) Inventories, page F-8

1.	We note that in response to prior comment 3 in your letter dated July 24, 2013 you stated that you would provide clarification in future filings of how you apply FASB ASC 330-10-35-2. We could not find that disclosure in your Form 10-K. Please revise future filings, including any amendments, to include this disclosure and to also address how you consider FASB ASC 330-10-35-14 in your accounting policy.

Mr. Martin James

May 29, 2014

Response:

To clarify its application of FASB ASC 330-10-35-2, the Company has included the following disclosure in the note titled “Inventories” on page 7 of its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014, which was filed on May 8, 2014:

“The Company adjusts the value of its inventory to the extent management determines that the cost cannot be recovered due to obsolescence or other factors. In order to make these determinations, management uses estimates of future demand and sales prices for each product to determine the appropriate inventory reserves and to make corresponding adjustments to the carrying value of these inventories to reflect the lower of cost or market value.”

The Company intends to continue including the foregoing disclosure in its financial statement notes in future Form 10-K and Form 10-Q filings. With respect to FASB ASC 330-10-35-14, the Company included disclosure regarding its application of this guidance on page 55 of the 2013 Form 10-K under the subheading “Inventory Allowances.” In future filings, the Company will include similar disclosure, in substantially the following form, in its financial statement notes in conjunction with the text quoted above:

“As set forth in Accounting Standards Codification (“ASC”) Topic 330, Inventory (specifically ASC 330-10-35-14), a write-down of inventory to the lower-of-cost-or-market value at the close of a fiscal year creates a new cost basis that is not subsequently marked up based on changes in underlying circumstances.”

(k) Revenue recognition and accounts receivable, page F-10

2.	We note the changes to your revenue recognition disclosure in the first paragraph compared to the second paragraph of the similar disclosure in your Form 10-K filed March 1, 2013. For example, the prior disclosure included separate revenue recognition accounting policies for certain products prescribed by a physician, domestic spinal implant and human cellular and tissue based products, and commercial customers including hospitals and distributors. The current policy only addresses commercial revenue, which now appears to generally represent hospital customers. The policy also appears to have changed from recognizing revenue on commercial sales upon shipment to recognizing revenues when the products have been utilized and a confirming purchase order has been received from the hospital. Please explain to us whether the company changed its revenue recognition policies related to sales and discuss for us the reasons for the changes in the disclosure.

Mr. Martin James

May 29, 2014

Response:

As further described in the Company’s response to comment 4 below, while the Company has not made a change in accounting policy, the Company has determined to prospectively apply sell-through accounting for all distributor sales based on a change in underlying facts and circumstances. These changes are described in the third and fourth paragraphs of the revenue recognition disclosure in the 2013 Form 10-K. In comparing the other revenue recognition disclosures in the 2013 Form 10-K to comparable sections of the disclosure contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on March 1, 2013 (the “Pre-Amendment 2012 Form 10-K”), the Company’s policies, practices and criteria with respect to revenue recognition have not changed since the time that the Pre-Amendment 2012 Form 10-K was filed.

In its 2013 Form 10-K disclosure, the Company attempted to enhance the revenue recognition descriptions by more closely aligning them to the activities of the Company’s various strategic business units (as opposed to grouping disclosures that covered multiple channels/units), and to clarify certain policy disclosures made previously. With respect to commercial implant sales to hospital customers (which includes domestic spinal implant and human cellular and tissue based products), as noted in the first paragraph of the new disclosure, revenue is recognized when these products have been utilized and a confirming purchase order has been received from the hospital. With respect to these sales, the implanting of the device is made at substantially the same time as delivery, and is followed by the delivery/receipt of a confirming purchase order shortly thereafter (at which point all criteria for revenue recognition have been satisfied). Given the foregoing, the Company believes that the description in the 2013 Form 10-K with regard to these sales channels, while not representing a substantive change in practice from the prior description, is a clearer and more useful description to readers who may not possess this background knowledge. Although the Company has reordered some of the disclosures, the Company believes that its descriptions of revenue recognition with respect to other products and channels have not substantively changed.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data, page 41

3.	We note your disclosure in the paragraph preceding the table that you determined that errors existed in your previously issued financial statements for the fiscal year ended December 31, 2007, and that you included restated information within selected financial data. We note that you have not included the information for 2007. Please amend to at least include the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings for 2008.

Mr. Martin James

May 29, 2014

Response:

As described in the first bulleted section on page F-14 of the 2012 Form 10-K/A: “For distributor transactions within the Company’s Orthopedics division, the Company has determined that sell-through accounting should be applied within the Brazil subsidiary for all prior periods given the frequency with which the Company conducted business under extra-contractual and undocumented terms, as well as the Company’s inability to fully access underlying transactional and other information that would be necessary to evaluate transactions under a sell-in basis. Adjustments from periods ending prior to January 1, 2010 are presented by recording a cumulative effect in opening retained earnings and total shareholders’ equity at January 1, 2010. For distributor transactions within the division outside the Brazil subsidiary, there were also sales to four distributors that did not meet the fixed or determinable or collectability revenue recognition criteria and therefore, such sales were adjusted to sell-through accounting in the restatement.”

To clarify, the reference in the Company’s filing to errors during the period ended December 31, 2007 refers to the cumulative effects of retroactively applying sell-through accounting for this category of transactions. There were no material errors identified within the 2007 fiscal year that are not described by the foregoing descriptions contained in the filing.

The Company included in the 2012 Form 10-K/A selected financial data for the most recent five years as of the end of the period covered by the report, with columns comparing all presented amounts on both a “restated” and “previously reported” basis, and a separate column describing the amount of each adjustment. The Company also notes that given the timing of the filing the selected financial data included in the 2012 Form 10-K/A represents the Company’s second through sixth most recent fiscal years. The Company believes that information about reporting periods more than six years ago is of limited decision-making usefulness.

The Company believes that each type of error included in the adjustments reflected in the selected financial data presentation is described thoroughly in the filing (including, in particular, in note 2 to its audited financial statements, which also is cross-referenced in the selected financial data section). Further, the Company believes it has included all information that is required under Item 301 of Reg. S-K for the periods presented, together with appropriate narrative and line-by-line disclosures describing all material errors corrected by the restatement. Although a statement that the only adjustments to periods preceding 2008 are related to the above-referenced distributor transactions is not explicitly made in the 2012 Form 10-K/A, the Company respectfully submits that the disclosures that have been made are, in combination, sufficient for readers to understand the nature of the errors involved and the effect on the Company’s January 1, 2008 retained earnings balance, and that it believes an amendment to the 2012 Form 10-K/A is not necessary.

Mr. Martin James

May 29, 2014

Item 8. Financial Statements

Note 2. Restatement of the Consolidated Financial Statements, page F-13

4.	We note that effective April 1, 2013, all distributor revenue is recognized on the sell-through basis. We note your explanation for the change in revenue recognition policy on page F-14. Tell us in more detail the basis for the change under U.S. GAAP and discuss the extent to which the company reviews each revenue transaction separately. For example, discuss why no contracts would meet the revenue recognition criteria upon shipment.

Response:

The independent review conducted by the Audit Committee with the assistance of outside professionals engaged by the Audit Committee (the “Independent Review”) focused largely on sales by the Company to distributors. To provide further context, the distributor channels subject to the Independent Review accounted for the vast majority of the Company’s consolidated sales to distributors.

As further described in note 2 to its audited financial statements, the Company considered information obtained in the Independent Review that indicated (i) the existence of extra-contractual terms or arrangements at the onset of the sale and concessions agreed to subsequent to the initial sale, such as extended payment terms and return and exchange rights for sales to distributors with respect to certain transactions, (ii) that at the time of some sales, collection was not reasonably assured, and (iii) that certain amounts previously characterized as commissions were paid to related parties of the applicable customer. Adjustments were recorded in the restatements of previously issued financial statements related to revenue recognition for historical transactions affected by these findings. However, revenue recognized in previously issued financial statements for historical transactions not affected by these findings was not, in retrospect, recorded in error and thus no adjustments were made.

However, prior to the filing of the restated financial statements, no financial statements had been previously issued by the Company for any period subsequent to March 31, 2013. When evaluating the period in which revenue should be recognized for distributor transactions in financial statements subsequent to March 31, 2013, the Company determined that it must consider the results of the Independent Review indicating that the Company has a history of extra-contractual arrangements for distributor transactions. The Company concluded that this additional information should be considered in reassessing the appropriateness of using sell-in accounting for any distributor transaction, particularly given that the Company believes that there is a higher risk associated with distributor arrangements generally. After considering its history of extra-contractual arrangements, the Company determined that the use of sell-through accounting was appropriate when preparing financial statements for periods beginning subsequent to March 31, 2013.

Mr. Martin James

May 29, 2014

To be clear, this prospective change to sell-through accounting for all distributors is based on a change in underlying facts and circumstances, and is not a change in accounting policy. In reaching the conclusion to apply sell-through accounting prospectively, management considered the overall distributor channel environment, including the elevated risk to revenue recognition for distributor transactions noted across business units and geographies. In addition, and although not a basis for the change, management believes that adopting this accounting position and having a consistent revenue recognition model across all distributor channels is useful for financial statement readers and users. The Company also notes that, although all distributor transactions are now recognized using the sell-through method, customer or contract specific evaluations are performed, as appropriate, before revenue is recognized at that point in time.

Once controls that remediate the material weakness regarding revenue recognition for sales to distributors have been implemented and the material weakness has been fully remediated, and a pattern of timely collections within contractual terms is established, the Company will evaluate appropriate facts and circumstances (e.g., documented history of timely collection) and determine if recognizing revenue at the time of shipment is appropriate.

5.	With a view toward disclosure, and with respect to the disclosure on page F-15 in the last two bullet points, please tell us the amount of revenue you have deferred as of December 31, 2012 and the amount of costs of sales you expensed upon shipment where the related revenue was deferred for each period presented.

Response:

As of December 31, 2012, the total deferred revenue balance was $43.9 million. The deferred revenue balance for distributors where both revenue and cost of sales are deferred was $27.4 million and the deferred revenue balance for distributors where revenue is deferred and cost of sales is expensed upon shipment was $16.5 million. The cost of sales that were expensed upon shipment was approximately $6.5 million, $6.7 million and $9.0 million for each of the years ended December 31 2012, 2011 and 2010 respectively.

The Company respectfully submits that the foregoing information is not material to the current trends in earnings or gross margins. However, in response to the Staff’s comment, the Company will disclose the foregoing information in future periodic reports if such disclosures are determined to be material in the future.

6.	In the table for 2012 on page F-16, please tell us the nature of the decreases in sales and marketing expenses related to distributor revenue.

Mr. Martin James

May 29, 2014

Response:

The decrease of $6.6 million in distributor sales and marketing expenses in 2012 reflected in the table on F-17 was caused by 1) a $4.6 million reduction in bad debt expense which was no longer needed due to the reversal of the previously recognized distributor revenue, 2) a $1.7 million reduction of commission expense related to distributor stimulation sales which was reclassified to either contra revenue or deferred cost, and 3) other adjustments totaling $0.4 million. For the Staff’s reference, the reasons for the adjustments to sales and marketing expenses are further described in the third bulleted section on page F-14 of the 2012 Form 10-K/A.

7.	Please amend your Form 10-K to also include the effects of the restatements on your statements of cash flows for each of the years in the three-year period ended December 31, 2012. Refer to FASB ASC 250-10-50-7(a).

Response:

The Company stated in note 2 to its audited financial statements on page F-15 that “[t]here were no material impacts to the statements of cash flows for the items above other than to increase operating cash flows and decrease financing cash flows for $1 million for the year ended December 31, 2012.” For the Staff’s reference, the Company is attaching as Exhibit A to this response letter its restated consolidated cash flow statements for each of the fiscal years ended December 31, 2012, 2011 and 2010 with columns showing each entry on a restated and previously reported basis, together with a column showing the amount of each adjustment.

As further illustrated by Exhibit A, the restatement caused cash flows provided by operating activities to increase by $1.0 million. This was specifically described in the disclosure, as noted above. There was no change to this total for the fiscal year ended December 31, 2011, and the total decreased by an immaterial amount ($0.2 million) for the fiscal year ended December 31, 2010. There was no change to the Company’s cash and cash equivalents balance as of the opening or ending date for any of the three fiscal years in question. As a result of the foregoing, the Company respectfully submits that its filing contained appropriate footnote disclosure reconciling the previously filed and restated statement of cash flows for each material error contained therein. As such, the Company respectfully submits that it does not believe that an amendment to the 2012 Form 10-K/A is necessary.

8.	Please amend to include in your audited financial statement footnote disclosure the nature and amount of each material type of error separately that is included in the cumulative adjustment to opening retained earnings.

Mr. Martin James

May 29, 2014

Response:

As described on pages 45, F-5 and F-13 of the 2012 Form 10-K/A, the error corrections reflected in the restatement decreased opening retained earnings and total shareholders’ equity at January 1, 2010 by $8.3 million and $7.6 million, respectively.

For the Staff’s reference, these corrections had the following effects (in thousands):

Operating Income Adjustments by Category	Pre-2008	2008	2009	Cumulative Through 12/31/2009
Distributor Revenue	(5,509)	(2,381)	(1,295)	(9,186)
Inventory Reserves	—	(935)	(2,439)	(3,374)
Royalties	—	—	—	—
Other	(90)	1,140	(848)	202

Total Operating Income Adjustments	(5,599)	(2,176)	(4,582)	(12,357)

Non-Operating and Tax Adjustments	814	215	3,032	4,061

Net Income / Retained Earnings Adjustments	(4,785)	(1,961)	(1,551)	(8,296)

The reduction in operating income due to distributor revenue of $9.2 million, for periods through December 31, 2009, as with other periods described in note 2 to the audited financial statements under the subheading “Distributor Revenue Recognition” and as noted in comment response 3 above, represents the cumulative effect of retroactively applying sell-through accounting for certain distributors. The Company believes that its textual disclosure in note 2 on pages F-13 through F-15, combined with the tables presented on page F-16 for continuing operations, provides full disclosure of these effects.

The reduction in operating income due to inventory reserves, which resulted from an increase in cost of sales, was $3.4 million through December 31, 2009. The Company notes that it described on page F-15 the cumulative effect of inventory reserve adjustments as of December 31, 2012 and 2011, together with a table on page F-16 showing the adjustment amounts within each of the years ended December 31, 2012, 2011 and 2010. By providing the foregoing information, together with the textual disclosure contained on page F-15, the Company believes it has provided full disclosure of these effects.

Based on the foregoing, the Company believes that all material errors affecting the opening retained earnings and total shareholders’ equity at January 1, 2010 are described in textual disclosure in the filing, with line-by-line presentation as appropriate. As such, the Company believes that the existing disclosures are sufficient to allow readers to understand the nature and amount of each material type of error included in opening retained earnings and shareholders’ equity at January 1, 2010. As such, the Company respectfully submits that it does not believe that an amendment to the 2012 Form 10-K/A is necessary.

Mr. Martin James

May 29, 2014

*     *     *     *     *

We also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2000. Thank you for your assistance.

Sincerely,

/s/ Mark A. Heggestad

Mark A. Heggestad

Chief Financial Officer

Orthofix International N.V.

Cc:	David Burton, Staff Accountant
Kate Tillan, Assistant Chief Accountant

EXHIBIT A

ORTHOFIX INTERNATIONAL N.V.

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2011 and 2010

The effects of the restatements on our consolidated statement of cash flows for the year ended December 31, 2012 follows:

	Year Ended December 31, 2012
(U.S. Dollars, in thousands)	Previously Reported	Adjustments	Restated
Cash flows from operating activities:
Net income	$51,295	$(8,457)	$42,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,261	319	20,580
Amortization of debt costs	1,737	—	1,737
Provision for doubtful accounts	13,302	(2,730)	10,572
Deferred income taxes	871	(2,123)	(1,252)
Share-based compensation	6,303	—	6,303
Gain on sale of Breg, Inc, net of tax.	(1,344)	(1)	(1,345)
Excess income tax benefit on employee stock-based awards	—	(1,020)	(1,020)
Income tax benefit on employee-stock-based awards	—	2,910	2,910
Other	2,124	2,012	4,136
Changes in operating assets and liabilities, net of effect of dispositions:
Trade accounts receivable	(31,600)	13,162	(18,438)
Inventories	(6,341)	3,846	(2,495)
Escrow receivable	41,537	—	41,537
Prepaid expenses and other current assets	(6,191)	(9,386)	(15,577)
Trade accounts payable	5,554	(979)	4,575
Charges related to U.S. Government resolutions	(82,500)	(678)	(83,178)
Other current liabilities	(2,842)	(2,887)	(5,729)
Long-term assets	(825)	4,241	3,416
Long-term liabilities	(135)	751	616

Net cash provided by operating activities	11,206	(1,020)	10,186
Cash flows from investing activities:
Capital expenditures for property, plant and equipment	(27,994)	—	(27,994)
Capital expenditures for intangible assets	(780)	—	(780)
Net proceeds from sale of Breg Inc.	153,773	—	153,773

Net cash provided by investing activities	124,999	—	124,999
Cash flows from financing activities:
Net proceeds from issuance of common shares	25,586	—	25,586
Repayments of long-term debt	(188,695)	—	(188,695)
Repayment of bank borrowings, net	(1,297)	—	(1,297)
Changes in restricted cash	25,799	—	25,799
Excess income tax benefit on employee stock-based awards	—	1,020	1,020

Net cash used in financing activities	(138,607)	1,020	(137,587)
Effect of exchange rates changes on cash	250	—	250

Net decrease in cash and cash equivalents	(2,152)	—	(2,152)
Cash and cash equivalents at the beginning of the year	33,207	—	33,207

Cash and cash equivalents at the end of the year	$31,055	—	$31,055

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$4,569	—	$4,569

Income taxes	$18,268	—	$18,268

The effects of the restatements on our consolidated statement of cash flows for the year ended December 31, 2011 follows:

	Year Ended December 31, 2011
(U.S. Dollars, in thousands)	Previously Reported	Adjustments	Restated
Cash flows from operating activities:
Net loss	$(1,073)	$(17,037)	$(18,110)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	22,776	241	23,017
Amortization of debt costs	1,239	—	1,239
Provision for doubtful accounts	11,532	1,404	12,936
Deferred income taxes	936	(988)	(52)
Share-based compensation	6,648	—	6,648
Excess income tax benefit on employee-stock-based awards	(1,737)	—	(1,737)
Other	4,906	(415)	4,491
Changes in operating assets and liabilities, net of effect of dispositions:
Trade accounts receivable	(25,818)	26,111	293
Inventories	(8,349)	(4,275)	(12,624)
Escrow receivable	(32,562)	—	(32,562)
Prepaid expenses and other current assets	(4,057)	6,886	2,829
Trade accounts payable	576	1,746	2,322
Charges related to U.S. Government resolutions	88,463	638	89,101
Other current liabilities	3,384	(1,965)	1,419
Long-term assets	(1,214)	(16,093)	(17,307)
Long-term liabilities	(869)	3,747	2,878

Net cash provided by operating activities	64,781	—	64,781
Cash flows from investing activities:
Capital expenditures for property, plant and equipment	(24,965)	—	(24,965)
Capital expenditures for intangible assets	(793)	—	(793)
Payment made in connection with acquisition	(5,250)	—	(5,250)

Net cash used in investing activities	(31,008)	—	(31,008)
Cash flows from financing activities:
Net proceeds from issuance of common shares	20,113	—	20,113
Payment of refinancing fees and debt issuance costs	(758)	—	(758)
Repayments of long-term debt	(7,500)	—	(7,500)
Repayment of bank borrowings, net	(2,561)	—	(2,561)
Changes in restricted cash	(24,178)	—	(24,178)
Cash payment for purchase of minority interest in subsidiary	(517)	—	(517)
Excess income tax benefit on employee stock-based awards	1,737	—	1,737

Net cash used in financing activities	(13,664)	—	(13,664)
Effect of exchange rates changes on cash	(463)	—	(463)

Net increase in cash and cash equivalents	19,646	—	19,646
Cash and cash equivalents at the beginning of the year	13,561	—	13,561

Cash and cash equivalents at the end of the year	$33,207	—	$33,207

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$17,088	—	$17,088

Income taxes	$26,227	—	$26,227

The effects of the restatements on our consolidated statement of cash flows for the year ended December 31, 2010 follows:

	Year Ended December 31, 2010
(U.S. Dollars, in thousands)	Previously Reported	Adjustments	Restated
Cash flows from operating activities:
Net income	$44,208	$88	$44,296
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,521	(434)	22,087
Amortization of debt costs	471	—	471
Provision for doubtful accounts	8,746	(130)	8,616
Deferred income taxes	178	413	591
Share-based compensation	8,138	—	8,138
Loss on refinancing of credit facility	550	—	550
Gain on interest rate swap	(1,254)	—	(1,254)
Net gain on sale of vascular operations, net of tax	(12,019)	3,498	(8,521)
Excess income tax benefit on employee-stock-based awards	(2,222)	(195)	(2,417)
Other	4,216	223	4,439
Changes in operating assets and liabilities, net of effect of dispositions:
Trade accounts receivable	(14,770)	(1,875)	(16,645)
Inventories	7,154	2,613	9,767
Escrow receivable	(2,049)	—	(2,049)
Prepaid expenses and other current assets	(7,214)	2,836	(4,378)
Trade accounts payable	(2,863)	(3)	(2,866)
Other current liabilities	(5,289)	(4,406)	(9,695)
Long-term assets	(1,625)	881	(744)
Long-term liabilities	(4,369)	(3,704)	(8,073)

Net cash provided by operating activities	42,508	(195)	42,313
Cash flows from investing activities:
Capital expenditures for property, plant and equipment	(25,844)	—	(25,844)
Capital expenditures for intangible assets	(517)	—	(517)
Net proceeds from the sale of vascular operations	24,215	—	24,215

Net cash used in investing activities	(2,146)	—	(2,146)
Cash flows from financing activities:
Net proceeds from issuance of common shares	7,854	—	7,854
Payment of refinancing fees and debt issuance costs	(4,266)	—	(4,266)
Repayments of long-term debt	(36,269)	—	(36,269)
Proceeds from bank borrowings, net	1,723	—	1,723
Changes in restricted cash	(11,290)	—	(11,290)
Excess income tax benefit on employee stock-based awards	2,222	195	2,417

Net cash used in financing activities	(40,026)	195	(39,831)
Effect of exchange rates changes on cash	(103)	—	(103)

Net increase in cash and cash equivalents	233	—	233
Cash and cash equivalents at the beginning of the year	13,328	—	13,328

Cash and cash equivalents at the end of the year	$13,561	—	$13,561

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$16,032	—	$16,032

Income taxes	$29,743	—	$29,743